1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 14, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONTINUING CONNECTED TRANSACTIONS -
REVISION OF THE ANNUAL LIMITS OF
(1) LAND USE RIGHTS ANNUAL RENTAL; AND
(2) ALUMINUM INGOTS AND ALUMINA SUPPLY WITH
CONNECTED PERSONS

SUMMARY

Due to the adjustment of land tax in Zhong Zhou Factory and Shanxi Factory, and at the request of Chinalco, the Company has agreed to bear the increase in land tax of approximately RMB44.9 million of these two branch factories of the Company. The relevant land use rights were leased to the Company pursuant to the Land Use Right Leasing Agreement between our Company and Chinalco dated 5 November 2001. Payment by the Company of the increased land tax for Chinalco will exceed the annual limit of this category of continuing connected transactions of RMB250 million.

In addition, the Directors anticipate that aluminum ingots and alumina sales between the Company and Guangxi Nonferrous Metal pursuant to the Aluminum Ingots and Alumina Supply Agreement for the year ending 31 December 2006 would amount to RMB183 million, which will exceed the annual limit of RMB126 million of this category of continuing connected transactions.

Pursuant to Rules 14A.34 and 14A.36(1) of the Listing Rules, the Company makes this announcement of the continuation of these two categories of continuing connected transactions and the revision of annual limits of these two categories of continuing connected transactions to, in respect of the Land Use Rights Leasing Agreement, to RMB290 million for the year ending 31 December 2006 and, in respect of the Aluminum Ingots and Alumina Supply Agreement, to RMB190 million, for the year ending 31 December 2006, respectively.

The board of directors (the "Board" and the "Directors") of Aluminum Corporation of China Limited (the "Company") announces the revision of the annual limits of the continuing connected transactions under the Aluminum Ingots and Alumina Supply Agreement with Guangxi Investment Non-ferrous Metal Company Limited ("Guangxi Nonferrous Metals") and the Land Use Rights Leasing Agreement with Aluminum Corporation of China ("Chinalco") (the annual limits of such continuing connected transactions have previously been approved by the independent Shareholders at the Special General Meeting of the Company held on 29 December 2003) as follows:

1.	Land Use Rights Leasing Agreement - payment of land use right rental to Chinalco

The current annual limit of the rent payable by the Company to Chinalco in respect of the land use rights of the land leased by Chinalco to the Company pursuant to the Land Use Rights Leasing Agreement dated 5 November 2001 is RMB250 million. Due to the adjustment of land tax in Zhong Zhou Factory and Shanxi Factory, and at the request of Chinalco, the Company has agreed to bear the increase in land tax of approximately RMB44.9 million of these two branch factories of the Company. The relevant land use rights were leased to the Company pursuant to the Land Use Right Leasing Agreement between the Company and Chinalco dated 5 November 2001. Payment by the Company of the increased land tax for Chinalco will exceed the annual limit of this category continuing connected transaction of RMB250 million. As the revised land use right annual rental (if paid) is less than 2.5% of the applicable percentage ratio under Rule 14A.34 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company makes this announcement pursuant to Rule 14A.36(1) of the Listing Rules and will pay the increased land use right rental, representing the increased land tax, at the end of December 2006.

The Company revises the annual cap for the Land Use Right Leasing Agreement for the year ending 31 December 2006 to RMB290 million.

2.	Aluminum Ingots and Alumina Supply - Aluminum Ingots and Alumina Supply to Guangxi Nonferrous Metal

The Company has been providing aluminum ingots and alumina to Guangxi Nonferrous Metal pursuant to an Aluminum Ingots and Alumina Supply Agreement between the Company and Guangxi Nonferrous Metal dated 5 November 2001. Guangxi Nonferrous Metal is a subsidiary of Guangxi Investment Group Co., Ltd, which is one of the promoters of the Company, and is a connected person of the Company. For the two years ended 31 December 2005, the historical amounts of the supply of aluminum ingots and alumina to Guangxi Nonferrous Metal increased from approximately RMB86 million to RMB122 million, respectively. As at the end of September 2006, the value of aluminum ingots and alumina supplied by the Company to Guangxi Nonferrous Metal amounted to approximately RMB121 million. The increase in the value of transactions was mainly due to the surge in alumina price during the 1st half of 2006. On 9 November 2006, when the Company announced its continuing connected transactions for the three financial years ending 31 December 2009, the Directors estimated that the value of aluminum ingots and alumina supplied to Guangxi Nonferrous Metal had not exceeded the annual limit of RMB126 million. However, the Directors estimate that the total amounts of aluminum ingots and alumina supply transactions with Guangxi Nonferrous Metal will increase to approximately RMB183 million for the year ending 31 December 2006 and in such event, the value of such transactions will exceed the current annual limit for this category of continuing connected transactions of RMB126 million. As the percentage ratio of this category of transactions is less than 2.5% under Rule 14A.34 of the Listing Rules, the Directors therefore make this announcement pursuant to Rule 14A.36(1).

The Company also revises the annual cap for the continuing connected transactions under the Land Use Right Leasing Agreement for the year ending 31 December 2006 to RMB190 million.

The Directors, including the independent non-executive Directors, are of the view that the two continuing connected transactions referred to in this announcement are entered into on normal commercial terms and in the ordinary course of business of the Company and are fair and reasonable so far as the shareholders of the Company as a whole are concerned.

The Company and its subsidiaries are principally engaged in the business of producing alumina and primary aluminum in China. The Company's primary activities include refining bauxite into alumina and smelting alumina to produce aluminum.

Chinalco is a state-owned enterprise incorporated under the laws of the People's Republic of China whose entities and business was contributed to the Company upon the Company's establishment. Chinalco is the controlling shareholder (as defined in the Listing Rules) and a connected person of the Company.

Guangxi Nonferrous Metal is a wholly-owned subsidiary of Guangxi Development and Investment Co., Ltd, a State-owned enterprise established in the PRC and one of the promoters of the Company. Guangxi Nonferrous is a connected person of the Company.

As at the date hereof, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari, Mr. Shi Chungui (non-executive Directors), Mr. Poon Yiu Kin, Samuel, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

By Order of the Board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

13 December 2006

* For identification only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary